UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
                                 (Rule 13d-102)

                    INFORMATION TO BE INCLUDED IN STATEMENTS
                  FILED PURSUANT TO RULE 13d-1(b), (c) AND (d)
                AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)

                               (AMENDMENT NO. __)*



                        ACCENTIA BIOPHARMACEUTICALS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    00430L10
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                January 18, 2008
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

         [ ] Rule 13d-1(b)
         [X] Rule 13d-1(c)
         [ ] Rule 13d-1(d)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  00430L10
--------------------------------------------------------------------------------

(1)  Names of Reporting Persons.   I.R.S.  Identification  Nos. of Above Persons
     (entities only):

      Laurus Master Fund, Ltd.
      98-0337673
--------------------------------------------------------------------------------

(2)  Check the Appropriate Box if a Member of a Group (See Instructions)
        (a) [ ]
        (b) [X]
--------------------------------------------------------------------------------

(3)     SEC Use Only
--------------------------------------------------------------------------------

(4)     Citizenship or Place of Organization:  Cayman Islands
--------------------------------------------------------------------------------
Number of Shares Beneficially Owned
  by Each Reporting Person With       (5) Sole Voting Power:                  0*
                                          --------------------------------------
                                      (6) Shared Voting Power:        4,313,682*
                                          --------------------------------------
                                      (7) Sole Dispositive Power:             0*
                                          --------------------------------------
                                      (8) Shared Dispositive Power:   4,313,682*
                                          --------------------------------------
--------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person:

            4,313,682
--------------------------------------------------------------------------------

(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
     Instructions):   [X]
--------------------------------------------------------------------------------

(11) Percent of Class Represented by Amount in Row (9): 9.99%
--------------------------------------------------------------------------------

(12) Type of Reporting Person (See Instructions):  CO
--------------------------------------------------------------------------------
Based on 43,180,000 shares of the common stock, par value $0.001 per share (the "Shares") outstanding of Accentia Biopharmaceuticals, Inc., a Florida corporation (the "Company") as of January 31, 2008, as disclosed in the Company's Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2007. As of January 18, 2008, Laurus Master Fund, Ltd. (the "Fund"), PSource Structured Debt Limited ("PSource"), Valens U.S. SPV I, LLC ("Valens US"), and Valens Offshore SPV I, Ltd. ("VOFF SPV I" and together with the Fund, PSource, and Valens US, the "Investors") collectively held (i) 22,864 Shares, (ii) a warrant (the "ABPIAR1B Warrant") to acquire 4,024,398 Shares at an exercise price of $2.67 per share, subject to certain adjustments, (iii) a warrant (the "ABBPIAR1A Warrant") to acquire 1,000,000 warrants at an exercise price of $2.67 per share, subject to certain adjustments, (iv) a warrant (the "ABPIPRELONG Warrant") to acquire 561,798 Shares at an exercise price of $2.67 per Share, subject to certain adjustments, (v) a warrant (the "ABPIPRESHRT Warrant") to acquire 1,123,596 Shares at an exercise price of $2.75 per Share, subject to certain  adjustments  (vi) a warrant (the  "ABTINOTE3A" and together with (ii) -
(v), the "Warrants") to acquire 627,240 Shares at an exercise price of $2.75 per Share, subject to certain adjustments, (vii) a secured convertible note (the "ABPINOTE2") in the aggregate principal amount of $10,000,000 which is convertible into shares at a conversion rate of $6.80 per Share, subject to certain adjustments, (viii) a secured convertible note (the "APBINOTE3") in the aggregate principal amount of $5,000,000 which is convertible into Shares at a conversion rate of $2.60 per Share, subject to certain adjustments, (ix) a secured convertible note (the "ABPIPREF1") in the initial stated amount of $3,000,000 convertible into 3,000 Shares of Series A-1 Convertible Preferred Stock at a conversion price of $2.67 per Share, subject to certain adjustments, and (x) a secured convertible note (the "AMBPIMBNOTE", and together with (vii) -
(ix), the "Notes") in the initial principal amount of $2,500,000 convertible into Shares at an exercise price of $2.67 per Share, subject to certain adjustments. The Notes and the Warrants each contain an issuance limitation prohibiting the Investors from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 4.99% or 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation in the Notes and the Warrants may be waived by the Investors upon at least 61 days prior notice to the Company and shall automatically become null and void following notice to the Issuer of the occurrence and during the continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). The Fund and PSource are managed by Laurus Capital Management, LLC. VOFF SPV I and Valens US are both managed by Valens Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and Valens Capital Management, LLC and share sole voting and investment power over the securities owned by the Investors reported in this Schedule 13G.

CUSIP No.  00430L10
--------------------------------------------------------------------------------

(1)  Names of Reporting Persons.   I.R.S.  Identification  Nos. of Above Persons
     (entities only):

      PSource Structured Debt Limited

--------------------------------------------------------------------------------

(2)  Check the Appropriate Box if a Member of a Group (See Instructions)
        (a) [ ]
        (b) [X]
--------------------------------------------------------------------------------

(3)     SEC Use Only
--------------------------------------------------------------------------------

(4)     Citizenship or Place of Organization:   Guernsey
--------------------------------------------------------------------------------
Number of Shares Beneficially Owned
  by Each Reporting Person With       (5) Sole Voting Power:                  0*
                                          --------------------------------------
                                      (6) Shared Voting Power:        4,313,682*
                                          --------------------------------------
                                      (7) Sole Dispositive Power:             0*
                                          --------------------------------------
                                      (8) Shared Dispositive Power:   4,313,682*
                                          --------------------------------------
--------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person:

            4,313,682
--------------------------------------------------------------------------------

(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
     Instructions):   [X]
--------------------------------------------------------------------------------

(11) Percent of Class Represented by Amount in Row (9): 9.99%
--------------------------------------------------------------------------------

(12) Type of Reporting Person (See Instructions):  CO
--------------------------------------------------------------------------------
Based on 43,180,000 shares of the common stock, par value $0.001 per share (the "Shares") outstanding of Accentia Biopharmaceuticals, Inc., a Florida corporation (the "Company") as of January 31, 2008, as disclosed in the Company's Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2007. As of January 18, 2008, Laurus Master Fund, Ltd. (the "Fund"), PSource Structured Debt Limited ("PSource"), Valens U.S. SPV I, LLC ("Valens US"), and Valens Offshore SPV I, Ltd. ("VOFF SPV I" and together with the Fund, PSource, and Valens US, the "Investors") collectively held (i) 22,864 Shares, (ii) a warrant (the "ABPIAR1B Warrant") to acquire 4,024,398 Shares at an exercise price of $2.67 per share, subject to certain adjustments, (iii) a warrant (the "ABBPIAR1A Warrant") to acquire 1,000,000 warrants at an exercise price of $2.67 per share, subject to certain adjustments, (iv) a warrant (the "ABPIPRELONG Warrant") to acquire 561,798 Shares at an exercise price of $2.67 per Share, subject to certain adjustments, (v) a warrant (the "ABPIPRESHRT Warrant") to acquire 1,123,596 Shares at an exercise price of $2.75 per Share, subject to certain  adjustments  (vi) a warrant (the  "ABTINOTE3A" and together with (ii) -
(v), the "Warrants") to acquire 627,240 Shares at an exercise price of $2.75 per Share, subject to certain adjustments, (vii) a secured convertible note (the "ABPINOTE2") in the aggregate principal amount of $10,000,000 which is convertible into shares at a conversion rate of $6.80 per Share, subject to certain adjustments, (viii) a secured convertible note (the "APBINOTE3") in the aggregate principal amount of $5,000,000 which is convertible into Shares at a conversion rate of $2.60 per Share, subject to certain adjustments, (ix) a secured convertible note (the "ABPIPREF1") in the initial stated amount of $3,000,000 convertible into 3,000 Shares of Series A-1 Convertible Preferred Stock at a conversion price of $2.67 per Share, subject to certain adjustments, and (x) a secured convertible note (the "AMBPIMBNOTE", and together with (vii) -
(ix), the "Notes") in the initial principal amount of $2,500,000 convertible into Shares at an exercise price of $2.67 per Share, subject to certain adjustments. The Notes and the Warrants each contain an issuance limitation prohibiting the Investors from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 4.99% or 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation in the Notes and the Warrants may be waived by the Investors upon at least 61 days prior notice to the Company and shall automatically become null and void following notice to the Issuer of the occurrence and during the continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). The Fund and PSource are managed by Laurus Capital Management, LLC. VOFF SPV I and Valens US are both managed by Valens Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and Valens Capital Management, LLC and share sole voting and investment power over the securities owned by the Investors reported in this Schedule 13G.

CUSIP No.  00430L10
--------------------------------------------------------------------------------

(1)  Names of Reporting Persons.   I.R.S.  Identification  Nos. of Above Persons
     (entities only):

      Laurus Capital Management, LLC
      13-4150669
--------------------------------------------------------------------------------

(2)  Check the Appropriate Box if a Member of a Group (See Instructions)
        (a) [ ]
        (b) [X]
--------------------------------------------------------------------------------

(3)     SEC Use Only
--------------------------------------------------------------------------------

(4)     Citizenship or Place of Organization:  Delaware
--------------------------------------------------------------------------------
Number of Shares Beneficially Owned
  by Each Reporting Person With       (5) Sole Voting Power:                  0*
                                          --------------------------------------
                                      (6) Shared Voting Power:        4,313,682*
                                          --------------------------------------
                                      (7) Sole Dispositive Power:             0*
                                          --------------------------------------
                                      (8) Shared Dispositive Power:   4,313,682*
                                          --------------------------------------
--------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person:

            4,313,682
--------------------------------------------------------------------------------

(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
     Instructions):   [X]
--------------------------------------------------------------------------------

(11) Percent of Class Represented by Amount in Row (9): 9.99%
--------------------------------------------------------------------------------

(12) Type of Reporting Person (See Instructions):  OO
--------------------------------------------------------------------------------
Based on 43,180,000 shares of the common stock, par value $0.001 per share (the "Shares") outstanding of Accentia Biopharmaceuticals, Inc., a Florida corporation (the "Company") as of January 31, 2008, as disclosed in the Company's Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2007. As of January 18, 2008, Laurus Master Fund, Ltd. (the "Fund"), PSource Structured Debt Limited ("PSource"), Valens U.S. SPV I, LLC ("Valens US"), and Valens Offshore SPV I, Ltd. ("VOFF SPV I" and together with the Fund, PSource, and Valens US, the "Investors") collectively held (i) 22,864 Shares, (ii) a warrant (the "ABPIAR1B Warrant") to acquire 4,024,398 Shares at an exercise price of $2.67 per share, subject to certain adjustments, (iii) a warrant (the "ABBPIAR1A Warrant") to acquire 1,000,000 warrants at an exercise price of $2.67 per share, subject to certain adjustments, (iv) a warrant (the "ABPIPRELONG Warrant") to acquire 561,798 Shares at an exercise price of $2.67 per Share, subject to certain adjustments, (v) a warrant (the "ABPIPRESHRT Warrant") to acquire 1,123,596 Shares at an exercise price of $2.75 per Share, subject to certain  adjustments  (vi) a warrant (the  "ABTINOTE3A" and together with (ii) -
(v), the "Warrants") to acquire 627,240 Shares at an exercise price of $2.75 per Share, subject to certain adjustments, (vii) a secured convertible note (the "ABPINOTE2") in the aggregate principal amount of $10,000,000 which is convertible into shares at a conversion rate of $6.80 per Share, subject to certain adjustments, (viii) a secured convertible note (the "APBINOTE3") in the aggregate principal amount of $5,000,000 which is convertible into Shares at a conversion rate of $2.60 per Share, subject to certain adjustments, (ix) a secured convertible note (the "ABPIPREF1") in the initial stated amount of $3,000,000 convertible into 3,000 Shares of Series A-1 Convertible Preferred Stock at a conversion price of $2.67 per Share, subject to certain adjustments, and (x) a secured convertible note (the "AMBPIMBNOTE", and together with (vii) -
(ix), the "Notes") in the initial principal amount of $2,500,000 convertible into Shares at an exercise price of $2.67 per Share, subject to certain adjustments. The Notes and the Warrants each contain an issuance limitation prohibiting the Investors from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 4.99% or 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation in the Notes and the Warrants may be waived by the Investors upon at least 61 days prior notice to the Company and shall automatically become null and void following notice to the Issuer of the occurrence and during the continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). The Fund and PSource are managed by Laurus Capital Management, LLC. VOFF SPV I and Valens US are both managed by Valens Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and Valens Capital Management, LLC and share sole voting and investment power over the securities owned by the Investors reported in this Schedule 13G.

CUSIP No.  00430L10
--------------------------------------------------------------------------------

(1)  Names of Reporting Persons.   I.R.S.  Identification  Nos. of Above Persons
     (entities only):

      Valens Offshore SPV I, Ltd.

--------------------------------------------------------------------------------

(2)  Check the Appropriate Box if a Member of a Group (See Instructions)
        (a) [ ]
        (b) [X]
--------------------------------------------------------------------------------

(3)     SEC Use Only
--------------------------------------------------------------------------------

(4)     Citizenship or Place of Organization:  Cayman Islands
--------------------------------------------------------------------------------
Number of Shares Beneficially Owned
  by Each Reporting Person With       (5) Sole Voting Power:                  0*
                                          --------------------------------------
                                      (6) Shared Voting Power:        4,313,682*
                                          --------------------------------------
                                      (7) Sole Dispositive Power:             0*
                                          --------------------------------------
                                      (8) Shared Dispositive Power:   4,313,682*
                                          --------------------------------------
--------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person:

            4,313,682
--------------------------------------------------------------------------------

(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
     Instructions):   [X]
--------------------------------------------------------------------------------

(11) Percent of Class Represented by Amount in Row (9):  9.99%
--------------------------------------------------------------------------------

(12) Type of Reporting Person (See Instructions):  CO
--------------------------------------------------------------------------------
Based on 43,180,000 shares of the common stock, par value $0.001 per share (the "Shares") outstanding of Accentia Biopharmaceuticals, Inc., a Florida corporation (the "Company") as of January 31, 2008, as disclosed in the Company's Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2007. As of January 18, 2008, Laurus Master Fund, Ltd. (the "Fund"), PSource Structured Debt Limited ("PSource"), Valens U.S. SPV I, LLC ("Valens US"), and Valens Offshore SPV I, Ltd. ("VOFF SPV I" and together with the Fund, PSource, and Valens US, the "Investors") collectively held (i) 22,864 Shares, (ii) a warrant (the "ABPIAR1B Warrant") to acquire 4,024,398 Shares at an exercise price of $2.67 per share, subject to certain adjustments, (iii) a warrant (the "ABBPIAR1A Warrant") to acquire 1,000,000 warrants at an exercise price of $2.67 per share, subject to certain adjustments, (iv) a warrant (the "ABPIPRELONG Warrant") to acquire 561,798 Shares at an exercise price of $2.67 per Share, subject to certain adjustments, (v) a warrant (the "ABPIPRESHRT Warrant") to acquire 1,123,596 Shares at an exercise price of $2.75 per Share, subject to certain  adjustments  (vi) a warrant (the  "ABTINOTE3A" and together with (ii) -
(v), the "Warrants") to acquire 627,240 Shares at an exercise price of $2.75 per Share, subject to certain adjustments, (vii) a secured convertible note (the "ABPINOTE2") in the aggregate principal amount of $10,000,000 which is convertible into shares at a conversion rate of $6.80 per Share, subject to certain adjustments, (viii) a secured convertible note (the "APBINOTE3") in the aggregate principal amount of $5,000,000 which is convertible into Shares at a conversion rate of $2.60 per Share, subject to certain adjustments, (ix) a secured convertible note (the "ABPIPREF1") in the initial stated amount of $3,000,000 convertible into 3,000 Shares of Series A-1 Convertible Preferred Stock at a conversion price of $2.67 per Share, subject to certain adjustments, and (x) a secured convertible note (the "AMBPIMBNOTE", and together with (vii) -
(ix), the "Notes") in the initial principal amount of $2,500,000 convertible into Shares at an exercise price of $2.67 per Share, subject to certain adjustments. The Notes and the Warrants each contain an issuance limitation prohibiting the Investors from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 4.99% or 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation in the Notes and the Warrants may be waived by the Investors upon at least 61 days prior notice to the Company and shall automatically become null and void following notice to the Issuer of the occurrence and during the continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). The Fund and PSource are managed by Laurus Capital Management, LLC. VOFF SPV I and Valens US are both managed by Valens Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and Valens Capital Management, LLC and share sole voting and investment power over the securities owned by the Investors reported in this Schedule 13G.

CUSIP No.  00430L10
--------------------------------------------------------------------------------

(1)  Names of Reporting Persons.   I.R.S.  Identification  Nos. of Above Persons
     (entities only):

      Valens U.S. SPV I, LLC
      20-8903266
--------------------------------------------------------------------------------

(2)  Check the Appropriate Box if a Member of a Group (See Instructions)
        (a) [ ]
        (b) [X]
--------------------------------------------------------------------------------

(3)     SEC Use Only
--------------------------------------------------------------------------------

(4)     Citizenship or Place of Organization:  Delaware
--------------------------------------------------------------------------------
Number of Shares Beneficially Owned
  by Each Reporting Person With       (5) Sole Voting Power:                  0*
                                          --------------------------------------
                                      (6) Shared Voting Power:        4,313,682*
                                          --------------------------------------
                                      (7) Sole Dispositive Power:             0*
                                          --------------------------------------
                                      (8) Shared Dispositive Power:   4,313,682*
                                          --------------------------------------
--------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person:

            4,313,682
--------------------------------------------------------------------------------

(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
     Instructions):   [X]
--------------------------------------------------------------------------------

(11) Percent of Class Represented by Amount in Row (9):  9.99%
--------------------------------------------------------------------------------

(12) Type of Reporting Person (See Instructions):  OO
--------------------------------------------------------------------------------
Based on 43,180,000 shares of the common stock, par value $0.001 per share (the "Shares") outstanding of Accentia Biopharmaceuticals, Inc., a Florida corporation (the "Company") as of January 31, 2008, as disclosed in the Company's Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2007. As of January 18, 2008, Laurus Master Fund, Ltd. (the "Fund"), PSource Structured Debt Limited ("PSource"), Valens U.S. SPV I, LLC ("Valens US"), and Valens Offshore SPV I, Ltd. ("VOFF SPV I" and together with the Fund, PSource, and Valens US, the "Investors") collectively held (i) 22,864 Shares, (ii) a warrant (the "ABPIAR1B Warrant") to acquire 4,024,398 Shares at an exercise price of $2.67 per share, subject to certain adjustments, (iii) a warrant (the "ABBPIAR1A Warrant") to acquire 1,000,000 warrants at an exercise price of $2.67 per share, subject to certain adjustments, (iv) a warrant (the "ABPIPRELONG Warrant") to acquire 561,798 Shares at an exercise price of $2.67 per Share, subject to certain adjustments, (v) a warrant (the "ABPIPRESHRT Warrant") to acquire 1,123,596 Shares at an exercise price of $2.75 per Share, subject to certain  adjustments  (vi) a warrant (the  "ABTINOTE3A" and together with (ii) -
(v), the "Warrants") to acquire 627,240 Shares at an exercise price of $2.75 per Share, subject to certain adjustments, (vii) a secured convertible note (the "ABPINOTE2") in the aggregate principal amount of $10,000,000 which is convertible into shares at a conversion rate of $6.80 per Share, subject to certain adjustments, (viii) a secured convertible note (the "APBINOTE3") in the aggregate principal amount of $5,000,000 which is convertible into Shares at a conversion rate of $2.60 per Share, subject to certain adjustments, (ix) a secured convertible note (the "ABPIPREF1") in the initial stated amount of $3,000,000 convertible into 3,000 Shares of Series A-1 Convertible Preferred Stock at a conversion price of $2.67 per Share, subject to certain adjustments, and (x) a secured convertible note (the "AMBPIMBNOTE", and together with (vii) -
(ix), the "Notes") in the initial principal amount of $2,500,000 convertible into Shares at an exercise price of $2.67 per Share, subject to certain adjustments. The Notes and the Warrants each contain an issuance limitation prohibiting the Investors from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 4.99% or 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation in the Notes and the Warrants may be waived by the Investors upon at least 61 days prior notice to the Company and shall automatically become null and void following notice to the Issuer of the occurrence and during the continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). The Fund and PSource are managed by Laurus Capital Management, LLC. VOFF SPV I and Valens US are both managed by Valens Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and Valens Capital Management, LLC and share sole voting and investment power over the securities owned by the Investors reported in this Schedule 13G.

CUSIP No.  00430L10
--------------------------------------------------------------------------------

(1)  Names of Reporting Persons.   I.R.S.  Identification  Nos. of Above Persons
     (entities only):

      Valens Capital Management, LLC
      20-8903345
--------------------------------------------------------------------------------

(2)  Check the Appropriate Box if a Member of a Group (See Instructions)
        (a) [ ]
        (b) [X]
--------------------------------------------------------------------------------

(3)     SEC Use Only
--------------------------------------------------------------------------------

(4)     Citizenship or Place of Organization:  Delaware
--------------------------------------------------------------------------------
Number of Shares Beneficially Owned
  by Each Reporting Person With       (5) Sole Voting Power:                  0*
                                          --------------------------------------
                                      (6) Shared Voting Power:        4,313,682*
                                          --------------------------------------
                                      (7) Sole Dispositive Power:             0*
                                          --------------------------------------
                                      (8) Shared Dispositive Power:   4,313,682*
                                          --------------------------------------
--------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person:

            4,313,682
--------------------------------------------------------------------------------

(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
     Instructions):   [X]
--------------------------------------------------------------------------------

(11) Percent of Class Represented by Amount in Row (9):  9.99%
--------------------------------------------------------------------------------

(12) Type of Reporting Person (See Instructions):  OO
--------------------------------------------------------------------------------
Based on 43,180,000 shares of the common stock, par value $0.001 per share (the "Shares") outstanding of Accentia Biopharmaceuticals, Inc., a Florida corporation (the "Company") as of January 31, 2008, as disclosed in the Company's Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2007. As of January 18, 2008, Laurus Master Fund, Ltd. (the "Fund"), PSource Structured Debt Limited ("PSource"), Valens U.S. SPV I, LLC ("Valens US"), and Valens Offshore SPV I, Ltd. ("VOFF SPV I" and together with the Fund, PSource, and Valens US, the "Investors") collectively held (i) 22,864 Shares, (ii) a warrant (the "ABPIAR1B Warrant") to acquire 4,024,398 Shares at an exercise price of $2.67 per share, subject to certain adjustments, (iii) a warrant (the "ABBPIAR1A Warrant") to acquire 1,000,000 warrants at an exercise price of $2.67 per share, subject to certain adjustments, (iv) a warrant (the "ABPIPRELONG Warrant") to acquire 561,798 Shares at an exercise price of $2.67 per Share, subject to certain adjustments, (v) a warrant (the "ABPIPRESHRT Warrant") to acquire 1,123,596 Shares at an exercise price of $2.75 per Share, subject to certain  adjustments  (vi) a warrant (the  "ABTINOTE3A" and together with (ii) -
(v), the "Warrants") to acquire 627,240 Shares at an exercise price of $2.75 per Share, subject to certain adjustments, (vii) a secured convertible note (the "ABPINOTE2") in the aggregate principal amount of $10,000,000 which is convertible into shares at a conversion rate of $6.80 per Share, subject to certain adjustments, (viii) a secured convertible note (the "APBINOTE3") in the aggregate principal amount of $5,000,000 which is convertible into Shares at a conversion rate of $2.60 per Share, subject to certain adjustments, (ix) a secured convertible note (the "ABPIPREF1") in the initial stated amount of $3,000,000 convertible into 3,000 Shares of Series A-1 Convertible Preferred Stock at a conversion price of $2.67 per Share, subject to certain adjustments, and (x) a secured convertible note (the "AMBPIMBNOTE", and together with (vii) -
(ix), the "Notes") in the initial principal amount of $2,500,000 convertible into Shares at an exercise price of $2.67 per Share, subject to certain adjustments. The Notes and the Warrants each contain an issuance limitation prohibiting the Investors from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 4.99% or 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation in the Notes and the Warrants may be waived by the Investors upon at least 61 days prior notice to the Company and shall automatically become null and void following notice to the Issuer of the occurrence and during the continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). The Fund and PSource are managed by Laurus Capital Management, LLC. VOFF SPV I and Valens US are both managed by Valens Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and Valens Capital Management, LLC and share sole voting and investment power over the securities owned by the Investors reported in this Schedule 13G.

CUSIP No.  00430L10
--------------------------------------------------------------------------------

(1)  Names of Reporting Persons.   I.R.S.  Identification  Nos. of Above Persons
     (entities only):

      David Grin

--------------------------------------------------------------------------------

(2)  Check the Appropriate Box if a Member of a Group (See Instructions)
        (a) [ ]
        (b) [X]
--------------------------------------------------------------------------------

(3)     SEC Use Only
--------------------------------------------------------------------------------

(4)     Citizenship or Place of Organization:  Israel
--------------------------------------------------------------------------------
Number of Shares Beneficially Owned
  by Each Reporting Person With       (5) Sole Voting Power:                  0*
                                          --------------------------------------
                                      (6) Shared Voting Power:        4,313,682*
                                          --------------------------------------
                                      (7) Sole Dispositive Power:             0*
                                          --------------------------------------
                                      (8) Shared Dispositive Power:   4,313,682*
                                          --------------------------------------
--------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person:

           4,313,682
--------------------------------------------------------------------------------

(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
     Instructions):   [X]
--------------------------------------------------------------------------------

(11) Percent of Class Represented by Amount in Row (9):  9.99%
--------------------------------------------------------------------------------

(12) Type of Reporting Person (See Instructions):  IN
--------------------------------------------------------------------------------
Based on 43,180,000 shares of the common stock, par value $0.001 per share (the "Shares") outstanding of Accentia Biopharmaceuticals, Inc., a Florida corporation (the "Company") as of January 31, 2008, as disclosed in the Company's Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2007. As of January 18, 2008, Laurus Master Fund, Ltd. (the "Fund"), PSource Structured Debt Limited ("PSource"), Valens U.S. SPV I, LLC ("Valens US"), and Valens Offshore SPV I, Ltd. ("VOFF SPV I" and together with the Fund, PSource, and Valens US, the "Investors") collectively held (i) 22,864 Shares, (ii) a warrant (the "ABPIAR1B Warrant") to acquire 4,024,398 Shares at an exercise price of $2.67 per share, subject to certain adjustments, (iii) a warrant (the "ABBPIAR1A Warrant") to acquire 1,000,000 warrants at an exercise price of $2.67 per share, subject to certain adjustments, (iv) a warrant (the "ABPIPRELONG Warrant") to acquire 561,798 Shares at an exercise price of $2.67 per Share, subject to certain adjustments, (v) a warrant (the "ABPIPRESHRT Warrant") to acquire 1,123,596 Shares at an exercise price of $2.75 per Share, subject to certain  adjustments  (vi) a warrant (the  "ABTINOTE3A" and together with (ii) -
(v), the "Warrants") to acquire 627,240 Shares at an exercise price of $2.75 per Share, subject to certain adjustments, (vii) a secured convertible note (the "ABPINOTE2") in the aggregate principal amount of $10,000,000 which is convertible into shares at a conversion rate of $6.80 per Share, subject to certain adjustments, (viii) a secured convertible note (the "APBINOTE3") in the aggregate principal amount of $5,000,000 which is convertible into Shares at a conversion rate of $2.60 per Share, subject to certain adjustments, (ix) a secured convertible note (the "ABPIPREF1") in the initial stated amount of $3,000,000 convertible into 3,000 Shares of Series A-1 Convertible Preferred Stock at a conversion price of $2.67 per Share, subject to certain adjustments, and (x) a secured convertible note (the "AMBPIMBNOTE", and together with (vii) -
(ix), the "Notes") in the initial principal amount of $2,500,000 convertible into Shares at an exercise price of $2.67 per Share, subject to certain adjustments. The Notes and the Warrants each contain an issuance limitation prohibiting the Investors from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 4.99% or 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation in the Notes and the Warrants may be waived by the Investors upon at least 61 days prior notice to the Company and shall automatically become null and void following notice to the Issuer of the occurrence and during the continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). The Fund and PSource are managed by Laurus Capital Management, LLC. VOFF SPV I and Valens US are both managed by Valens Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and Valens Capital Management, LLC and share sole voting and investment power over the securities owned by the Investors reported in this Schedule 13G.

CUSIP No.  00430L10
--------------------------------------------------------------------------------

(1)  Names of Reporting Persons.   I.R.S.  Identification  Nos. of Above Persons
     (entities only):

      Eugene Grin

--------------------------------------------------------------------------------

(2)  Check the Appropriate Box if a Member of a Group (See Instructions)
        (a) [ ]
        (b) [X]
--------------------------------------------------------------------------------

(3)     SEC Use Only
--------------------------------------------------------------------------------

(4)     Citizenship or Place of Organization:  United States
--------------------------------------------------------------------------------
Number of Shares Beneficially Owned
  by Each Reporting Person With       (5) Sole Voting Power:                  0*
                                          --------------------------------------
                                      (6) Shared Voting Power:        4,313,682*
                                          --------------------------------------
                                      (7) Sole Dispositive Power:             0*
                                          --------------------------------------
                                      (8) Shared Dispositive Power:   4,313,682*
                                          --------------------------------------
--------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person:

            4,313,682
--------------------------------------------------------------------------------

(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
     Instructions):   [X]
--------------------------------------------------------------------------------

(11) Percent of Class Represented by Amount in Row (9):  9.99%
--------------------------------------------------------------------------------

(12) Type of Reporting Person (See Instructions):  IN
--------------------------------------------------------------------------------
Based on 43,180,000 shares of the common stock, par value $0.001 per share (the "Shares") outstanding of Accentia Biopharmaceuticals, Inc., a Florida corporation (the "Company") as of January 31, 2008, as disclosed in the Company's Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2007. As of January 18, 2008, Laurus Master Fund, Ltd. (the "Fund"), PSource Structured Debt Limited ("PSource"), Valens U.S. SPV I, LLC ("Valens US"), and Valens Offshore SPV I, Ltd. ("VOFF SPV I" and together with the Fund, PSource, and Valens US, the "Investors") collectively held (i) 22,864 Shares, (ii) a warrant (the "ABPIAR1B Warrant") to acquire 4,024,398 Shares at an exercise price of $2.67 per share, subject to certain adjustments, (iii) a warrant (the "ABBPIAR1A Warrant") to acquire 1,000,000 warrants at an exercise price of $2.67 per share, subject to certain adjustments, (iv) a warrant (the "ABPIPRELONG Warrant") to acquire 561,798 Shares at an exercise price of $2.67 per Share, subject to certain adjustments, (v) a warrant (the "ABPIPRESHRT Warrant") to acquire 1,123,596 Shares at an exercise price of $2.75 per Share, subject to certain  adjustments  (vi) a warrant (the  "ABTINOTE3A" and together with (ii) -
(v), the "Warrants") to acquire 627,240 Shares at an exercise price of $2.75 per Share, subject to certain adjustments, (vii) a secured convertible note (the "ABPINOTE2") in the aggregate principal amount of $10,000,000 which is convertible into shares at a conversion rate of $6.80 per Share, subject to certain adjustments, (viii) a secured convertible note (the "APBINOTE3") in the aggregate principal amount of $5,000,000 which is convertible into Shares at a conversion rate of $2.60 per Share, subject to certain adjustments, (ix) a secured convertible note (the "ABPIPREF1") in the initial stated amount of $3,000,000 convertible into 3,000 Shares of Series A-1 Convertible Preferred Stock at a conversion price of $2.67 per Share, subject to certain adjustments, and (x) a secured convertible note (the "AMBPIMBNOTE", and together with (vii) -
(ix), the "Notes") in the initial principal amount of $2,500,000 convertible into Shares at an exercise price of $2.67 per Share, subject to certain adjustments. The Notes and the Warrants each contain an issuance limitation prohibiting the Investors from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 4.99% or 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation in the Notes and the Warrants may be waived by the Investors upon at least 61 days prior notice to the Company and shall automatically become null and void following notice to the Issuer of the occurrence and during the continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). The Fund and PSource are managed by Laurus Capital Management, LLC. VOFF SPV I and Valens US are both managed by Valens Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and Valens Capital Management, LLC and share sole voting and investment power over the securities owned by the Investors reported in this Schedule 13G.

Item 1(a).  Name Of Issuer:  Accentia Biopharmaceuticals, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:

            324 SOUTH HYDE PARK AVE., SUITE 350
            TAMPA FL  33606


Item 2(a).  Name of Person Filing:   Laurus Master Fund, Ltd.

          This  Schedule  13G  is  also  filed  on  behalf  of  Laurus   Capital
          Management, LLC, a Delaware limited liability company, PSource Structured Debt Limited, a closed-ended company incorporated with limited liability in Guernsey, Valens Offshore SPV I, Ltd., a Cayman Islands limited company, Valens U.S. SPV I, LLC, a Delaware limited liability company, Valens Capital Management, LLC, a Delaware limited liability company, Eugene Grin and David Grin. Laurus Capital
          Management, LLC manages Laurus Master Fund, Ltd. and PSource Structured Debt Limited. Valens Capital Management, LLC manages Valens Offshore SPV I, Ltd. and Valens U.S. SPV I, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and Valens Capital Management, LLC and share voting and investment power over the shares owned by Laurus Master Fund, Ltd., PSource Structured Debt Limited, Valens U.S. SPV I, LLC and Valens Offshore SPV I, Ltd. reported in this Schedule 13G. Information related to each of Laurus Capital Management, LLC, Valens Offshore SPV I, Ltd., PSource Structured Debt Limited, Valens U.S. SPV I, LLC, Valens Capital Management, LLC, Eugene Grin and David Grin is set forth on Appendix A hereto.


Item 2(b).  Address of Principal Business Office or, if None, Residence:

            c/o Laurus Capital Management, LLC
            335 Madison Avenue, 10th Floor
            New York, NY 10017

Item 2(c).  Citizenship:   Cayman Islands

Item 2(d).  Title of Class of Securities:  Common Stock ("Common Stock")

Item 2(e).  CUSIP No.:   00430L10


Item 3. If This Statement Is Filed Pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the Person Filing is a:

            Not Applicable


Item 4.  Ownership:

         (a) Amount Beneficially Owned:                      4,313,682

         (b) Percent of Class:                                    9.99%

         (c) Number of Shares as to which the person has:

             (i)  sole power to vote or to direct the vote                    0*

             (ii) shared power to vote or to direct the vote          4,313,682*

            (iii) sole power to dispose or to direct the
                  disposition of                                              0*

             (iv) shared power to dispose or to direct the
                  disposition of                                      4,313,682*


-------------------
Based on 43,180,000 shares of the common stock, par value $0.001 per share (the "Shares") outstanding of Accentia Biopharmaceuticals, Inc., a Florida corporation (the "Company") as of January 31, 2008, as disclosed in the

Company's Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2007. As of January 18, 2008, Laurus Master Fund, Ltd. (the "Fund"), PSource Structured Debt Limited ("PSource"), Valens U.S. SPV I, LLC ("Valens US"), and Valens Offshore SPV I, Ltd. ("VOFF SPV I" and together with the Fund, PSource, and Valens US, the "Investors") collectively held (i) 22,864 Shares, (ii) a warrant (the "ABPIAR1B Warrant") to acquire 4,024,398 Shares at an exercise price of $2.67 per share, subject to certain adjustments, (iii) a warrant (the "ABBPIAR1A Warrant") to acquire 1,000,000 warrants at an exercise price of $2.67 per share, subject to certain adjustments, (iv) a warrant (the "ABPIPRELONG Warrant") to acquire 561,798 Shares at an exercise price of $2.67 per Share, subject to certain adjustments, (v) a warrant (the "ABPIPRESHRT Warrant") to acquire 1,123,596 Shares at an exercise price of $2.75 per Share, subject to certain  adjustments  (vi) a warrant (the  "ABTINOTE3A" and together with (ii) -
(v), the "Warrants") to acquire 627,240 Shares at an exercise price of $2.75 per Share, subject to certain adjustments, (vii) a secured convertible note (the "ABPINOTE2") in the aggregate principal amount of $10,000,000 which is convertible into shares at a conversion rate of $6.80 per Share, subject to certain adjustments, (viii) a secured convertible note (the "APBINOTE3") in the aggregate principal amount of $5,000,000 which is convertible into Shares at a conversion rate of $2.60 per Share, subject to certain adjustments, (ix) a secured convertible note (the "ABPIPREF1") in the initial stated amount of $3,000,000 convertible into 3,000 Shares of Series A-1 Convertible Preferred Stock at a conversion price of $2.67 per Share, subject to certain adjustments, and (x) a secured convertible note (the "AMBPIMBNOTE", and together with (vii) -
(ix), the "Notes") in the initial principal amount of $2,500,000 convertible into Shares at an exercise price of $2.67 per Share, subject to certain adjustments. The Notes and the Warrants each contain an issuance limitation prohibiting the Investors from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 4.99% or 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation in the Notes and the Warrants may be waived by the Investors upon at least 61 days prior notice to the Company and shall automatically become null and void following notice to the Issuer of the occurrence and during the continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). The Fund and PSource are managed by Laurus Capital Management, LLC. VOFF SPV I and Valens US are both managed by Valens Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and Valens Capital Management, LLC and share sole voting and investment power over the securities owned by the Investors reported in this Schedule 13G.

Item 5.  Ownership of Five Percent or Less of a Class:

         Not Applicable


Item 6.  Ownership of More Than Five Percent on Behalf of Another Person:

         Not Applicable


Item 7. Identification and Classification of the Subsidiary Which Acquired the Securities:

         Not Applicable


Item 8.  Identification and Classification of Members of the Group:

         Not Applicable


Item 9.  Notice of Dissolution of Group:

         Not Applicable


Item 10.  Certification

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE
                                    ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                              February 19, 2008
                                              ----------------------------------
                                              Date


                                              Laurus Master Fund, Ltd.

                                              /s/ Eugene Grin
                                              ----------------------------------
                                                  Eugene Grin
                                                  Director



      Attention:  Intentional misstatements or omissions of fact constitute
                Federal criminal violations (See 18 U.S.C. 1001)

CUSIP No. 00430L10

                                   APPENDIX A


A. Name: Laurus Capital Management, LLC, a Delaware limited liability company

   Business Address:       335 Madison Avenue, 10th Floor
                           New York, New York 10017

   Place of
   Organization:           Delaware


B. Name:                   PSource Structured Debt Limited
                           a closed-ended company incorporated with limited liability in Guernsey

   Business Address:       c/o Laurus Capital Management, LLC
                           335 Madison Avenue, 10th Floor
                           New York, New York 10017

   Place of
   Organization:           Guernsey


C. Name: Valens Offshore SPV I, Ltd., a Cayman Islands limited company

   Business Address:       c/o Valens Capital Management, LLC
                           335 Madison Avenue, 10th Floor
                           New York, New York 10017

   Place of
   Organization:           Cayman Islands


D. Name: Valens U.S. SPV I, LLC, a Delaware limited liability company

   Business Address:       335 Madison Avenue, 10th Floor
                           New York, New York 10017

   Place of
   Organization:           Delaware

E. Name: Valens Capital Management, LLC, a Delaware limited liability company

   Business Address:       335 Madison Avenue, 10th Floor
                           New York, New York 10017

   Place of
   Organization:           Delaware


F. Name:                   David Grin

   Business Address:       335 Madison Avenue, 10th Floor
                           New York, New York 10017

   Principal               Director of Laurus Master Fund, Ltd.
   Occupation:             Principal of Laurus Capital Management, LLC

   Citizenship:            Israel


G. Name:                   Eugene Grin

   Business Address:       335 Madison Avenue, 10th Floor
                           New York, New York 10017

   Principal               Director of Laurus Master Fund, Ltd.
   Occupation:             Principal of Laurus Capital Management, LLC

   Citizenship:            United States

CUSIP No. 00430L10


Each of Laurus Capital Management, LLC, PSource Structured Debt Limited, Valens Offshore SPV I, Ltd., Valens U.S. SPV I, LLC, Valens Capital Management, LLC, David Grin and Eugene Grin hereby agree, by their execution below, that the
Schedule 13G to which this Appendix A is attached is filed on behalf of each of them, respectively.



PSource Structured Debt Limited

Laurus Capital Management, LLC

By:  Laurus Capital Management, LLC
Individually and as investment manager


/s/ Eugene Grin
--------------------------------------
    Eugene Grin
    Authorized Signatory
    February 19, 2008



Valens U.S. SPV I, LLC

Valens Offshore SPV I, Ltd.

Valens Capital Management, LLC

By:  Valens Capital Management, LLC
Individually and as investment manager


/s/ David Grin
--------------------------------------
    David Grin
    Authorized Signatory
    February 19, 2008



/s/ David Grin
--------------------------------------------
David Grin, individually on his own behalf
February 19, 2007


/s/ Eugene Grin
-------------------------------------------
Eugene Grin, individually on his own behalf
February 19, 2007